Exhibit 99.2
CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of shareholders of trivago N.V. (the "Company") to be held on November 1, 2023 at 15:00 CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "EGM").

The agenda for the EGM is as follows:

1.Opening

2.Distribution from the Company's distributable reserves (voting item)

3.Closing

No business shall be voted on at the EGM, except such item as included as voting item in the above- mentioned agenda.

The registration date for the EGM is October 4, 2023 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the EGM (the "Persons with Meeting Rights").

Persons with Meeting Rights who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the EGM. This notice must be received by the Company ultimately on October 25, 2023. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the EGM. Persons with Meeting Rights may have themselves represented at the EGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the EGM, failing which the proxyholder concerned may be refused entry to the EGM. A proxy form can be downloaded from the Company's website (http://www.trivago.com).

EXPLANATORY NOTES TO THE AGENDA

2.Distribution from the Company's distributable reserves (voting item)

On September 15, 2023, the Company announced distributing a one-time extraordinary dividend later this year, subject to shareholder approval. For that purpose, the Company's management board (the "Management Board"), with the approval of the Company's supervisory board (the "Supervisory Board"), has resolved to make a total distribution of EUR 184,380,959 (being a distribution of approximately EUR 0.53 per share in the capital of the Company) (the "Distribution").

The Distribution consists of two components: (i) an interim distribution from the Company's profits realized during the current financial year in the total amount of EUR 16,487,070 (the "Interim Profits Distribution") and (ii) a distribution from the Company's distributable reserves in the amount of EUR 167,893,889 (the "Distributable Reserves Distribution").

In accordance with Dutch law and the Company's articles of association, the Management Board, with the approval of the Supervisory Board, may resolve to make the Interim Profits Distribution without the approval of the Company's general meeting. However, in accordance with the Company's articles of association, the Management Board, with the approval of the Supervisory Board, does require a resolution of the Company's general meeting to make the Distributable Reserves Distribution. Therefore, this voting item only relates to the Distributable Reserves Distribution. If this voting item passes, the total Distribution will be made as described below. If this voting item does not pass, the Company will still make the Interim Profits Distribution.

The Company has determined that the shareholders of the Company (or, as applicable, eligible usufructuaries and pledgees) on November 3, 2023 shall be the parties entitled to the Distribution. Further, the Management Board, with the approval of the Supervisory Board, has determined that the Distribution shall be paid in euro on November 6, 2023 (the "Distribution Payment Date"), such that the ex-dividend date is November 2, 2023.